04015469

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 15 2004
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse First Boston Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Ave
(No. and Street)

New York, NY 10010-3629
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dane Fisher (212) 325-3629
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Ave New York NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, David Fisher, being duly authorized and sworn, affirm that I am an officer of Credit Suisse First Boston Capital LLC (the "Company") and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2003 are true and correct. I further represent that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

David Fisher
Chief Financial Officer
Credit Suisse First Boston Capital LLC

Subscribed and sworn to before me
this 20th day of February, 2004.

Laura M. Goodrich (Mondesir)
Notary Public

LAURA MONDESIR - GOODRICH
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires 7-11-06

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

Member of
Credit Suisse First Boston Capital LLC:

We have audited the accompanying statement of financial condition of Credit Suisse First Boston Capital LLC (the "Company") as of December 31, 2003, and the related statements of income, changes in member's equity, changes in borrowings subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-12 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse First Boston Capital LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Credit Suisse First Boston Cayman International LDC was transferred to the Company by Credit Suisse First Boston (USA), Inc. on February 21, 2003. The transfer was accounted for in a manner similar to a pooling of interests.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-12 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2004

CREDIT SUISSE FIRST BOSTON CAPITAL LLC
Statement of Financial Condition
December 31, 2003
(In thousands)

ASSETS

Cash and cash equivalents	$ 4
Securities borrowed from affiliate	1,143,451
Receivables:	
Affiliates	48,785
Brokers, dealers and other	49,655
Financial instruments owned:	
U.S. government and agencies	16,476
Corporate debt	37,740
Equities	2,488,008
Derivatives contracts	779,925
Hybrid OTC instruments	3,103,991
Mutual fund	220,239
Other assets and deferred amounts	7,120
Total assets	$ 7,895,394

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliate	$ 3,427,203
Payables:	
Affiliates	77,418
Brokers, dealers and other	330,995
Financial instruments sold not yet purchased:	
Equities	3,388,611
Derivatives contracts	301,652
Accounts payable and accrued expenses	855
Loans payable to parent and affiliates	73,548
Other liabilities	21,754
Subordinated borrowings	115,000
Total liabilities	7,737,036
Member's Equity:	
Member's contributions	177,600
Accumulated deficit	(19,242)
Total member's equity	158,358
Total liabilities and member's equity	$ 7,895,394

See accompanying notes to financial statements